UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 July 2021, London UK - LSE announcement

Brian McNamara appointed CEO Designate of new independent Consumer Healthcare company

The Board of GSK (GSK) today announces that Brian McNamara, the CEO of GSK Consumer Healthcare (a Joint Venture between GSK and Pfizer) has been appointed as CEO Designate of the new, listed Consumer Healthcare company which will result from the proposed demerger of Consumer Healthcare from GSK in 2022.

As set out at GSK's Investor Update on 23 June 2021, subject to approval from shareholders, the separation of Consumer Healthcare will be by way of a demerger in mid-2022 of at least 80% of GSK's holding to shareholders. The new resulting Consumer Healthcare company is expected to attain a premium listing on the London Stock Exchange.

The company will be a new world-leader in Consumer Health with a portfolio which generated annual sales of more than £10 billion in 2020. The company will have a strong portfolio of brands including Sensodyne, Voltaren, Panadol and Centrum and will hold category leadership positions and major sales presences in the US and China.

Sir Jonathan Symonds, GSK Chairman, said: "We are delighted to announce Brian's appointment to lead the proposed new Consumer Healthcare company, following a thorough process conducted by the Board. Brian is an exceptional leader, and through two global integrations, has successfully transformed GSK Consumer Healthcare into a category-leading business. His strong track record of success and deep experience of fast moving consumer goods and consumer health, proven at P&G, Novartis and GSK, means he is the right choice to unlock the potential of Consumer Healthcare as an independent company and deliver its strong prospects for sustainable sales and profit growth, high cash generation and attractive returns for shareholders."

Brian joined GSK from Novartis in 2015, where he was head of the Over the Counter (OTC) division. He has been a driving force behind two successful Joint Ventures, first between GSK and Novartis and more recently with Pfizer to create a new world-leading Consumer Healthcare business.

Brian McNamara, CEO Designate, Consumer Healthcare, said: "I am honoured to have this opportunity. Together with the many talented people we have in our business, I am looking forward to our exciting future as an independent company. I am confident we are well positioned for growth, building on our brands and innovation, with leading-edge science and human understanding, to deliver better everyday health."

Appointment and selection process
As previously communicated, the Board of GSK conducted an extensive search and selection process to appoint a CEO Designate for the new Consumer Healthcare company. The process, conducted over six months and supported by two leading global search firms, was overseen by the Nominations & Corporate Governance Committee and resulted in direct evaluation and interview of several external and internal candidates for the position.

Consumer Healthcare Board
With the separation of Consumer Healthcare, the Board of GSK has been preparing for two separate, appropriately qualified, independent boards at the point of separation. A formal process to appoint a Chair and to form a Board of Directors for the new Consumer Health company is well underway. The appointment of a Chair is expected in the second half of 2021 who will then, in accordance with best practice, lead the process of appointments to establish the new Board. This new Board will include the appropriate mix of skills, experience, diversity and continuity, relevant to Consumer Health, to represent and maximise the value of this new business for shareholders.

Notes to Editors

Brian McNamara - additional information

Brian began his career at P&G and, over a 16-year tenure, gained extensive experience in product supply, brand marketing, and customer leadership before moving to Novartis in 2004.

Brian is a Board member of the Consumer Goods Forum (CGF). He previously served as a Board Member of the Global Self Care Federation (GSCF) for seven years, acting as Chairman from February 2017 to March 2019 and, for three years was an active member of the Board of Trustees for Treloar's - a trust providing support and independence education for young people with physical disabilities.

Brian has an undergraduate degree in Electrical Engineering from Union College in Schenectady, New York and an MBA in Finance from University of Cincinnati.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 22, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc